Exhibit 99.1

Triterras Provides Update on Nasdaq Listing

Singapore, December 23, 2021 – Triterras Inc. (NasdaqGM: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, is providing an update on Nasdaq’s December 10, 2021 determination to delist the Company for failure to file its Form 20-F for the fiscal year ended February 28, 2021. On December 16, 2021, the Company appealed the Staff’s delist determination to the Nasdaq Hearing Panel (the “Panel”) pursuant to Nasdaq rules and requested a stay of the delisting determination and stay of the trading suspension set to expire on January 3, 2022. Following the appeal, on December 20, 2022, the Company provided a further submission to the Panel requesting a stay of the delisting and trading suspension pending the hearing, set for January 20, 2022. Today, the Company is reporting that the Panel granted Triterras’s request to extend the automatic 15-day stay of suspension, pending the hearing scheduled for January 20, 2022 and a final determination regarding the Company’s listing status.

The Company will provide further material updates on the situation as they become available through the filing of Form 6-K filings and press releases.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the Audit and filing of the Annual Report with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, Nasdaq’s response to the Company’s request for a hearing and to stay the delisting of its securities, as well as the risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that any of Triterras’ requests for a hearing before the Panel and for an extended stay of the suspension of the Company’s securities will be granted, that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the Annual Report before the conclusion of the hearing process, that the Panel will render a decision favorable to Triterras in its appeal of the Staff Determination, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Panel). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com